77C: Submission of matters to a vote of security holders

At a special meeting of all shareholders of Merrill Lynch Balanced Capital Fund, Inc. held on August 15, 2006, the results were as follows:

PROPOSAL 1.

     To approve a new investment advisory agreement between the Fund and BlackRock Advisors, Inc. or its successor (“BlackRock Advisors”). With respect to Proposal 1, the shares of the Fund were voted as follows:

For

Against

Abstain

51,903,117

1,490,107

1,278,305

PROPOSAL 3.

     To approve a contingent subadvisory agreement between the Fund’s Adviser and BlackRock Advisors (the “BlackRock Subadvisor”).  With respect to Proposal 3, the shares of the Fund were voted as follows:

For

Against

Abstain

51,797,421

   1,550,676

1,323,433